Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

Three months ended June 30,	Six months ended June 30,
2003	2002	2003	2002

Net loss	$(185)	$(241)	$(328)	$(387)

Class A Unitholders (ownership percentage)	x	99%	x	99%	x	99%	x	99%

Net loss allocable to Class A Unitholders	$(183)	$(239)	$(325)	$(383)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net loss per Class A Unit	$(0.02)	$(0.03)	$(0.04)	$(0.05)